

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Xiaoyuan Zhang
Chief Financial Officer
Senmiao Technology Ltd
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China

> **Re: Senmiao Technology Ltd**
> **Form 10-K**
> **Filed July 15, 2022**
> **File No. 001-38426**

Dear Xiaoyuan Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance